Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-197476

Prospectus Supplement No. 1
(To Prospectus dated January 22, 2015)

ENERGY 11, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 100,263,158 Common Units

This Prospectus Supplement No. 1 supplements and amends the prospectus dated January 22, 2015, referred to herein as the Prospectus.  This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 20 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 18, 2015.

Change in Auditor.

As contemplated in the prospectus on page 17, effective March 18, 2015, the Partnership replaced Ernst & Young LLP (“Ernst & Young”) as its independent registered public accounting firm.

Ernst & Young’s audit report on the Partnership’s consolidated financial statements since the Partnership’s establishment in June 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Since the Partnership’s establishment in June 2013 and through the date of this prospectus supplement, (i) there were no disagreements between the Partnership and Ernst & Young on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreement in its report on the Partnership’s consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Partnership has provided Ernst & Young with a copy of the foregoing statements and has requested and received from Ernst & Young a letter addressed to the Securities and Exchange Commission stating that Ernst & Young agrees with the above statements.

On March 18, 2015, The Partnership engaged Grant Thornton LLP to replace Ernst & Young LLP as the Partnership’s independent registered public accounting firm for the year ended December 31, 2014.

The Partnership has not consulted with Grant Thornton LLP during the two most recent fiscal years or during any subsequent interim period prior to its appointment regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to the Partnership nor oral advice was provided that Grant Thornton LLP concluded was an important factor considered by the Partnership in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

The following disclosure is added to the end of the section titled “Description of the Management Agreement”.

Recent Litigation Involving Affiliates of the Manager

On February 17, 2015 Chesapeake Energy Corporation (“CHK”) filed suit in the District Court of Oklahoma County, Oklahoma against American Energy Partners, LP (“AELP”), and certain other affiliates of the Manager.  CHK alleged that Mr. McClendon misappropriated confidential information and trade secrets from CHK, which he subsequently used for the benefit of AELP and the named AELP affiliates.  CHK’s claims against AELP and the AELP affiliates include violation of the Oklahoma Uniform Trade Secrets Act, aiding and abetting in Mr. McClendon’s breach of fiduciary duty and usurpation of corporate opportunities, and tortious interference with CHK’s prospective business relationships.  Mr. McClendon, AELP, the named AELP affiliates and The Energy and Minerals Group, a primary equity sponsor of AELP affiliates, immediately countered the CHK filing with separate statements asserting that CHK’s claims are baseless and without merit and that they intend to defend themselves vigorously against CHK’s lawsuit and the claims therein.  There are no claims asserted against the Manager and we do not believe that this matter will have a material adverse effect on our operations, financial condition or prospects.

The following disclosure is added to the end of the section titled “Relationships Between the Owners of the General Partner and the Manager and its Affiliates”.

In 2015, entities owned by Mr. Keating and Mr. Mallick and members of their immediate families, and Mr. McKenney committed to acquire indirect ownership interests in American Energy Minerals Holdings, LLC (“AEMN”) on the same terms as other similarly situated investors in AEMN.  AEMN was formed by affiliates of the Manager in order to pursue a business plan focused on the acquisition of minerals and overriding royalty interests across targeted high-return onshore basins in the U.S.

Experts.  The following disclosure is hereby inserted as a new section following the section entitled “Experts” on page 118 of the Prospectus.

“Change in Auditor”

On March 18, 2015, the Partnership replaced Ernst & Young LLP as the Partnership’s independent registered public accounting firm.

Ernst & Young’s audit report on the Partnership’s consolidated financial statements as of December 31, 2013 and for the period from July 9, 2013 through December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Since the Partnership’s establishment in June 2013 and through March 18, 2015, (i) there were no disagreements between the Partnership and Ernst & Young on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreement in its report on the Partnership’s consolidated financial statements, and (ii) there were no ``reportable events'' as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Partnership has provided Ernst & Young with a copy of the foregoing statements and has requested and received from Ernst & Young a letter addressed to the Securities and Exchange Commission stating that Ernst & Young agrees with the above statements.

On March 18, 2015, The Partnership engaged Grant Thornton LLP to replace Ernst & Young LLP as the Partnership’s independent registered public accounting firm for the year ended December 31, 2014.

The Partnership has not consulted with Grant Thornton LLP during the two most recent fiscal years or during any subsequent interim period prior to its appointment regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to the Partnership nor oral advice was provided that Grant Thornton LLP concluded was an important factor considered by the Partnership in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).